FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Consolidated Financial Results for the Six-Month Period Ended
September 30, 2005
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 28, 2005
Commission File Number 09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Signatures
Consolidated Financial Results for the Six-Month Period Ended September 30, 2005
Management Policies
Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2005
Overview of our Operations and Principal Activities
Statements of Consolidated Income
Consolidated Balance Sheets (Unaudited)
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows (Unaudited)
Basis of Financial Statements and Summary of Significant Accounting Policies (Unaudited)
Net Income per Share
Segment Information
Debt and Marketable Equity Securities

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2005
[Based on accounting principles generally accepted in the United States of America (“U. S. GAAP”)]
Tokyo, October 28, 2005 — Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2005.
Mitsui & Co., Ltd. and subsidiaries
(Web Site : http://www. mitsui.co.jp)
President and Chief Executive Officer : Shoei Utsuda
Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533
1.	Consolidated financial results for the six-month period ended September 30, 2005 (Unaudited) (from April 1, 2005 to September 30, 2005)

(1)	Consolidated operating results information

			Income from continuing
			operations before income
			taxes, minority interests and				Total trading
	Revenues		equity in earnings		Net income		transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%

Six-month period ended September 30, 2005	1,892,878	9.1	116,662	(2.0)	83,193	34.0	7, 057,338	4.9
Six-month period ended September 30, 2004	1,734,811	20.2	119,022	157.8	62,101	140.5	6,727,147	13.1

Year ended March 31, 2005	3,525,733		175,644		121,136		13,615,047

	Net income per	Net income per
	share, basic	share, diluted
	Yen	Yen

Six-month period ended September 30, 2005	52.58	49.48
Six-month period ended September 30, 2004	39.24	36.97

Year ended March 31, 2005	76.55	72.12

Notes:
1.	Equity in earnings of associated companies — net for the six-month periods ended September 30, 2005 and 2004, and for the year ended March 31, 2005 were ¥39,355 million, ¥26,233 million and ¥65,893 million, respectively.

2.	Average number of shares outstanding during the six-month periods ended September 30, 2005 and 2004, and for the year ended March 31, 2005 were 1,582,109,146, 1,582,499,369 and 1,582,472,783, respectively.

3.	Change in accounting principles applied : No

4.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the six-month period represent changes from the corresponding six-month period of the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U. S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

7.	Starting from the year ended March 31, 2005, the companies changed their presentation on financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing. In relation to this change, “Revenues” and “Total trading transactions” for the six-month period ended September 30, 2004 has been restated.

(2) Consolidated financial position information

		Shareholders'	Shareholders'	Shareholders'
	Total assets	equity	equity ratio	equity per share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2005	8,207,037	1,288,158	15.7	814.29
September 30, 2004	7,024,720	1,034,734	14.7	653.80
March 31, 2005	7,593,387	1,122,828	14.8	709.66

Note:	Number of shares outstanding at September 30, 2005, September 30, 2004 and March 31, 2005 were 1,581,949,554, 1,582,638,887, and 1,582,210,630, respectively.
(3) Consolidated cash flow information

				Cash and cash
	Net cash provided by	Net cash used in	Net cash provided by	equivalents at end of
	operating activities	investing activities	financing activities	period / year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Six-month period ended September 30, 2005	34,034	(184,595)	180,031	830,035
Six-month period ended September 30, 2004	85,124	(113,181)	11,253	626,801
Year ended March 31, 2005	200,069	(224,010)	171,321	791,810
(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : 383 Associated companies accounted for by the equity method : 212
(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : increase 15, decrease 59

Associated companies accounted for by the equity method : increase 10, decrease 94
2. Forecast of consolidated operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2006	14,000,000	180,000
Note: Forecasted basic net income per share for the year ending March 31, 2006 is Yen 113.78.
A Cautionary Note on Forward-Looking Statements:
This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies
Our aim is to utilize Mitsui’s comprehensive business engineering capabilities and global network to create new value as a global business enabler. Through development of new management approaches and the allocation of management resources into areas of strategic priority, we are working to create sustainable profit growth and maximize corporate value.
1. Management strategy and progress report
1) Medium-term Strategic and Financial Plan to March 31, 2006
In May 2004 we announced Global Growth 2006, our new Medium-term Strategic and Financial Plan (“Mid-term Plan”) for the two year period to March 31, 2006 that provides a blueprint for a new stage of growth across our entire organization. The key elements of this plan are as follows.
(1) Recognition of our operating environment
We created the Mid–term Plan based on the awareness of the following key points with regard to our longer-term operating environment:

•	Accelerating pace of globalization: The growing influence of new and rapidly developing economies such as China, the other so-called BRICs countries of Brazil, Russia and India, and Unified regional economies are developing within Asia, Europe and the Americas

•	Changes driven by IT: Rapid shift taking place from supply-driven economies to consumer-driven economies

•	Heightened focus on sustainability: Growing global concern on health, safety and environment urging companies to demonstrate higher levels of corporate social responsibility
(2) Key initiatives
Mitsui has positioned the two year period of the Mid-term Plan as a period to create the foundations for future growth, based on the following core initiatives.
(a) Continuous review of Mitsui’s business portfolio
•   In order to be able to rapidly and efficiently implement our global strategy, we have reorganized our operations into 13 business units from the previous 19, including the establishment of two new units, the Consumer Service Business Unit and the Transportation Logistics Business Unit. Moreover,

in order to improve the effectiveness and efficiency of our domestic operations, we introduced a new operating structure to cover domestic branch offices under the management of business units in headquarters by individual product lines

•	The Mid-term Plan devoted ¥400 billion of investment over the two year period to March 2006, comprising ¥300 billion in our core area of strength, mineral, energy and plant project businesses, and ¥100 billion to develop or strengthen other key areas, consumer products and services businesses, lifestyle-related businesses, and automobile-related businesses. The majority of this investment is being directed to areas that would contribute to consolidated performance in the years after the end of the Mid-term Plan.

•	We would continue to review the performance and commercial viability of our subsidiaries and associated companies, using quantitative metrics such as profit after cost of capital to decide whether to divest, restructure or take other appropriate actions regarding individual companies.
(b) Evolution to our business models leveraging our business engineering capabilities
We intend to generate further growth, strengthening our existing core businesses while anticipating structural changes in all regions to take the lead in developing new business opportunities. Through the following three business creation strategies we intend to make powerful use of our business engineering capabilities.
•	We seek to construct an optimal value chain by leveraging our core capabilities in marketing, financing and logistics.

•	Along with the rapid acceleration of globalization, we seek to leverage our global network to meet customers’ needs.

•	We are developing new capabilities and businesses, through researching and commercializing technology, pursuing solutions-based projects and undertaking other measures that effectively bring together Mitsui’s knowledge and skills.
(c) Implementation of global strategy
In response to the development of unified regional economies in Asia, Europe and the Americas, we will strengthen operations in the growing areas such as Greater China, Central and Eastern Europe, Russia/CIS, Brazil and Chile, forming strategic alliances with leading domestic and international companies as appropriate. At the same time we will take steps to inculcate the Mitsui culture throughout our operations, training and recruiting people globally.
(d) Strengthening corporate governance and Corporate Social Responsibility (“CSR”) initiatives
We will strengthen corporate governance and internal controls and focus on CSR with the aim of improving the quality and transparency of our management processes and meeting the trust placed in us by stakeholders. We also reviewed our dividend policy to maximize shareholder value.
(3) Quantitative targets for the current Medium-term Strategic and Financial Plan
Our target for the final year of the Mid-term Plan, ending March 2006, is to achieve the consolidated net income of ¥ 100 billion with a 9% return on equity and a net debt(*)-to-equity ratio (“net DER”) of around 3 times.

(*)	Net debt means interest-bearing debt less cash and cash equivalent and time deposits.

(a) Outlook of operating performance during the Mid-term Plan

•	Although we recorded losses incurred by loss-making subsidiaries and associated companies increased to ¥53.4 billion for the year ended March 2004, including one-time charges arising from business restructuring and withdrawals, measures in this area were expected to reduce this figure to around ¥20 billion in each of the years of the Mid-term Plan.

•	The Mid-term Plan was based on an exchange rate of US$1 = ¥105, and crude oil prices referenced to JCC (Japan Crude Cocktail) of US$28/bbl in the year to March 31, 2005 and US$27/bbl in the year to March 31, 2006. Other than slight decrease in the Energy Segment from conservative estimates of oil prices, earnings were expected to increase in nearly all segments, aided by the rapid recovery in the performance of the Machinery, Electronics & Information Business Segment and Overseas operating segments.
(b) Outlook of financial position at the end of the Mid-term Plan
Reflecting the increased investment outlined above, we estimated that total assets at the end of the Mid-term Plan in March 2006 would be ¥7.3 trillion, ¥600 billion higher than at the end of March 2004. Boosted by retained earnings, shareholders’ equity was estimated to rise by ¥140 billion to ¥1.1 trillion.
2) Progress on Medium-term Strategic and Financial Plan to March 31, 2006
(1) Progress on key initiatives
(a) Continuous review of business portfolio
(i) Investment plan
In our core areas of minerals, energy and infrastructure projects, investment has taken place ahead of the planned basis. In the fiscal year ended March 31, 2005, investments totaled approximately ¥260 billion. The revised investment plan announced at the start of the current fiscal year was for investments during the year of ¥420 billion. During the first half of the year, investments as outlined below came to a total of approximately ¥240 billion.

●	Core areas
➢	In oil and gas development business, investments in the first half of the year included ¥55.5 billion in the Sakhalin II project in Russia, and ¥11.5 billion in the Enfield oil development area in Western Australia. In addition, Mitsui’s LNG operations were diversified through a new investment of ¥14.3 billion in a LNG development project in Equatorial Guinea.
As was publicly communicated in July 2005, the total budget for the Phase 2 development of the Sakhalin II project, in which we own 25% interest, is expected to increase to approximately US$20 billion, with delivery of the first LNG shipment in mid-2008, due to several factors including a significant increase in the cost of construction materials and expenses for environmental measures. The original plan was for total development costs of approximately US$10 billion with the first shipment of LNG in 2007. In the midst of tight global energy supply, together with partners Royal Dutch/Shell Group and Mitsubishi Corporation, we will make every effort to accelerate delivery of the first shipment of LNG and to lower the overall project cost.
➢	In mineral mining business, we invested ¥7.8 billion in the Goro Nickel Project in New Caledonia. In response to increasing demand from China and other countries, we have continued to expand the production capacity of existing iron ore and coal mining interests in Australia, with further investment in the interim period under review of approximately ¥17.0 billion, following investments in the previous fiscal year of ¥12.6 billion. Future investments planned for Australia include: approximately ¥44.0 billion for expansion during the period 2005-2007 of the Moura mine, which is a joint operation with Anglo American; approximately ¥17.0 billion for development of the new Lake Lindsey coal mine, scheduled to begin production in the second half of 2006; and approximately ¥12.6 billion to expand coal mining operations with BHP Billiton from 2006 to 2008. We are also planning to invest approximately ¥9.0 billion towards the start of production in 2006 of coal from the Denisovskaya Coal Mining Project, our first coal mining development in Russia.

➢	In infrastructure projects business, following participation in the acquisition in the previous period of the overseas power generation portfolio formerly owned by Edison Mission Energy, Mitsui invested ¥13.2 billion in the acquisition of Saltend power plant in the United Kingdom. With this acquisition, as of the end of September 2005 Mitsui’s equity share in generating capacity was approximately 3,270 MW, of which 2,510 MW was operational and 760 MW was under construction.

●	Other key areas

➢	In consumer products and services business, Mitsui has invested ¥50 billion in the shares in Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. Mitsui has a comprehensive business alliance with Seven & I Holdings Co., Ltd., successor of these companies, and intends to strengthen this alliance and expand joint operations.
(ii) Measures to improve performance at subsidiaries and associated companies
Monitoring and improving the performance of subsidiaries and associated companies is an important management issue. The President of Mitsui meets twice a year for face-to-face discussions with the Chief Operating Officers of each business unit as part of ongoing, comprehensive, companywide measures to review and optimize the business portfolio.
•	During the six-month period ended September 30, 2005, the combined sum of net loss from unprofitable subsidiaries and associated companies increased by ¥9.3 billion from ¥13.9 billion for the corresponding six-month period of the previous year to ¥23.2 billion due mainly to increased interest expenses on investments in oil and gas development projects including the Sakhalin II and impairment losses on fixed assets held by MITSUI FOODS CO., LTD. in connection with the restructuring of its distribution bases. Combined sum of net income from profitable subsidiaries and associated companies increased by ¥27.2 billion from ¥88.6 billion for the corresponding six-month period of the previous year to ¥115.8 billion mainly due to increase in net income of mineral and energy resource related subsidiaries and associated companies. As result, combined sum of net income and net loss from subsidiaries and associated companies for the period under review was ¥92.6 billion, an improvement of ¥17.9 billion from ¥74.7 billion for the corresponding six-month period of the previous year. For the year ending March 31, 2006, our outlook for the combined sum of net loss from unprofitable subsidiaries and associated companies is ¥38.0 billion, higher than our original planning estimate of ¥20.0 billion , because in the second half projection we have considered the possibility of deterioration of contract terms for power purchase agreement during the course of renewal negotiations in the second half of this fiscal year at an aluminum smelting subsidiary, Mitalco Inc., which might constitute an event that would indicate impairment on their plant facilities. As net income from mineral and energy resource related subsidiaries and associated companies are expected to contribute significantly throughout the year, the combined sum of net income from profitable subsidiaries and associated companies are forecast to increase to ¥232.0 billion, higher than the original planning estimate of ¥205.0 billion for the year. This will result in ¥194.0 billion of annual combined sum of net income and net loss from subsidiaries and associated companies, ¥9.0 billion higher the original planning estimate of ¥185.0 billion target for the year.
(b) Evolution to our new business models leveraging business engineering capabilities
•	We are expanding our operations in the growing areas of the motor vehicles business relating to retail finance, auto dealerships and logistics. Through our investment in major auto dealership group United Auto Group in the United States, we are strengthening our alliance with its major shareholder, Penske Group, and have begun joint development of a company investing in automobile businesses in China.

•	In Consumer Products & Services, we are bringing together the functions of each business unit to plan and develop products and services for a diverse range of consumer lifestyles. In March 2005, we jointly established Mall & SC Development, Inc with Ito-Yokado Co., Ltd. to pursue the development and management of shopping malls and shopping centers. We are also increasing our involvement in media-related businesses, through initiatives such as our application in the first half of the fiscal year for a BS digital broadcast license, and the start of investigations into joint development of mobile phone-based internet services with Tokyo Broadcasting System, Inc.
(c) Implementation of global strategy
(i) Establishment of Asian Regional Managing Directorship
We introduced an Asian Regional Managing Directorship in October 2004 as part of our strategy to pursue and develop new business opportunities arising from the development of the network economy based on China, ASEAN countries and India. The Regional Managing Director (“RMD”) for Asia took full control from April 2005 encompassing in a single operating segment all of Mitsui’s business bases in Asia (excluding Japan), China, the Far East, ASEAN countries, India and Southwest Asia. The RMD has broad authority and responsibility and, as well as seeking to expand cross-border trading transactions and business investment through organization of Mitsui’s business portfolio in the region, will seek to foster and strengthen Mitsui’s human resources at local areas.
(ii) Introduction of Business Division System in Europe
In April 2005, we introduced a Business Division System in Europe, in response to the increasingly borderless nature of economies in Europe and opportunities arising in emerging markets such as the Central and Eastern Europe, Russia, and CIS. The former system based on overseas trading subsidiaries and offices in each country has been abolished, and instead Divisional Operating Officers, reporting directly to the Managing Director of Mitsui & Co., Europe PLC, are currently responsible for each product area across Europe as a whole.

(iii) Establishment of three sales and trading companies in China
In September 2005, we received approval from the Chinese Ministry of Commerce to establish three wholly owned trading companies, permitting Mitsui to conduct import and export and wholesale trade domestically within China under its own name and title. With the establishment of these three trading companies Mitsui will be able to trade in a broader range of products, including added value services in finance and logistics. China continues to present significant business expansion opportunities, and we intend to seek for further opportunities in business investments and distribution operations that support domestic and external trade in China.
(2) Progress toward quantitative targets
A breakdown of operating performance during the first half of the fiscal year ending March 31, 2006 can be found in “Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2005”.
(a) Forecasts for the fiscal year ending March 31, 2006
For the six-month period ended September 30, 2005, we recorded net income of ¥83.2 billion, a significant increase by 34% from the correspondent six-month period of the previous year. Please also refer to “Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2005” for detailed information by operating segment.
For the year ending March 31, 2006, we are revising our outlook of net income to ¥180.0 billion, which is higher than both the original outlook of ¥170.0 announced in May 2005 and the operating results of ¥121.1 billion recorded in the previous year. Core earnings items such as gross profit and equity in earnings of associated companies are expected to outweigh the negative impact of compensation and other charges related to the DPF incident, increase in interest expenses related to Sakhalin II and moreover, the possibility of occurrence of events which may indicate impairment on fixed assets at Mitalco during the second half of this fiscal year.
•	Supported by the tight supply-demand balance and higher market prices due to rapid growth in Chinese economy, the iron ore and coal mining business and crude oil and LNG upstream business are expected to continue to contribute significantly. Trading activities in basic materials such as steel products and petrochemical products also showed strong performance reflecting firm market prices and strong demand.

•	The Machinery, Electronics & Information Segment is expected to supersede its original outlook of net income set in May 2005, while net profit of the Consumer Products & Services Segment is forecast to decrease due to poor performance of MITSUI FOODS CO., LTD. and Mitsui Bussan House-Techno, Inc.
(b) Financial position as of September 30, 2005

•	Total assets as of September 30, 2005 increased by ¥0.6 trillion to ¥8.2 trillion from ¥7.6 trillion as of March 31, 2005, and Net DER decreased to 2.28 times from 2.42 times. The annualized ROE increased to 13.8%, compared to 11.6% for the year ended March 31, 2005. For further information, please see “Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2005.”
2. Key topics
1) Response to the DPF incident
•	In November 2004, Mitsui discovered that false data had been produced and submitted to authorities for diesel particulate filters (“DPFs”) manufactured by Mitsui’s subsidiary, PUREarth Incorporated, and sold by Mitsui. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui sold approximately 21,500 units of the product.

•	Mitsui established a DPF Response Headquarters, and with the support of our sales agents we made contact with the users of Mitsui’s DPF filters. We then implemented a three-part user response plan that involved: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui’s DPFs in exchange for their redemption, and (3) a support program for the purchase of alternative vehicles. As of October 26, 2005, contracts or basic agreements had been completed with users of around 16,500 units, and around 7,500 of their DPFs had been collected. Mitsui is now making every effort to complete arrangements regarding the remaining around 5,000 units as rapidly as possible, and from October 2005 has increased the number of user response personnel to 480 people. Almost all of contracts and basic agreements completed turned out to be either for the reimbursement of the amount paid for purchasing Mitsui’s DPF or the free replacement of DPFs supplied by other manufactures. The number of DPF users waiting for the release of reformed version of our own products is significantly less than our original assumption at the end of March 2005.

•	In addition, Mitsui has been working in cooperation with Mitsui Group manufacturers since the announcement of the incident on November 22, 2004 to develop a reformed version of our own replacement products, and on September 27, 2005 applied for certification by the Tokyo Metropolitan Government and seven other prefectural and municipal governments.

•	For the year ended March 31, 2005, we had recorded ¥36.0 billion ( ¥22.0 billion after tax) as compensation and other charges related to DPF incident, which included a user response charge of ¥28.0 billion. Subsequently, in response to the above mentioned changes in requirements of DPF users, we took various measures including significantly expanding the inventory volume and variety of DPFs supplied by other manufacturers. Reflecting the additional costs associated with these measures for expediting the progress of user response program as our first priority, we recorded further ¥9.0 billion ( ¥5.0 billion after tax) as compensation and other charges related to DPF incident as of the end of the six-month period ended September 30, 2005.
We are implementing measures to prevent the occurrence of similar incidents, and at the same time are striving to recover social trust in the Company and its operations.
2) Rigorous monitoring and optimization of business portfolio
At the same time as taking an active approach to accumulating quality assets, we are continuing to rigorously monitor and optimize our business portfolio and carefully manage risk and return. We calculate risk assets by using statistical analysis of the probability of losses arising on individual assets, and have a policy of ensuring that the total amount of risk assets does not exceed 80% of shareholders’ equity.
(1) Improving performance at subsidiaries and associated companies
In monitoring subsidiaries and associated companies, we seek to improve performance by using not only business indices that take cost of capital into account, but also key performance indicators that have been individually set for each company as appropriate. We are increasing the speed and magnitude of recycling existing investments, which includes not only the exit or disposal of nonperforming subsidiaries and associated companies, but also the strategic sale of profitable ones.
(2) Evaluation of investment opportunities
•	In the core areas of energy and natural resources, we are pursuing sustainable growth by expanding our existing operations, acquiring new interests, replenishing and expanding our reserve base, and diversifying sources of supply. The leap in commodity markets, however, has caused an upward trend in acquisition and development costs, and we are therefore carefully monitoring and analyzing international supply and demand trends and structural changes in the industry, evaluating and deciding on investments from a medium- to long-term standpoint.

•	We are working to expand our earnings base by strengthening and developing businesses in consumer products, services and other key areas. We will continue to focus and concentrate on suitable businesses to drive future earnings, as we use M&A, investment in distribution facilities and other such measures to create a nationwide food wholesale network, and engage in all aspects of the Consumer Products and Services Segment with Seven & I Holdings Co., Ltd.
3. Dividend policy
•	In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company aim to steadily increase dividends from their current levels.

•	For the six-month period ended September 30, 2005, we plan to pay an interim dividend of ¥10 per share, ¥5 per share higher than the previous comparable period. For the year ending March 31, 2006, we will closely review improvements in business performance with the aim of increasing dividends for the full year above current levels, based on the policy outlined above.
4. Share trading unit
Our capital market policy reflects the importance of securing long-term, stable shareholders and expanding our investor base. We carefully review the appropriateness of our minimum share trading unit and investor distribution on an annual basis.
5. Corporate Governance Policies and Initiatives
1) Basic Approach to Corporate Governance
We define corporate governance in a narrow sense as the systems and processes that allow shareholders to oversee the management of Mitsui, and focus on two key governance matters: improving management transparency and accountability, and clarifying the division of roles between management oversight and business execution. We define internal control systems, meanwhile, as the control and supervision of our operations by the management team. Our objectives with regard to internal controls are threefold: improving the effectiveness and efficiency of operations; providing highly reliable financial reports; and complying with applicable laws and regulations, and as a part of these objectives, we intend to comply with requirement under the Sarbanes-Oxley Act of 2002(*).
Our aim is to efficiently integrate our corporate governance and internal control systems throughout the group, because we believe that corporate governance helps increase value for shareholders only when this kind of integration is embedded in an organization.
In establishing and operating our framework for corporate governance and internal controls, we pay particular consideration to meeting the expectations of our stakeholders—including shareholders, clients, local communities and our staff—and to considering environmental issues. We also endeavor to align our activities appropriately with worldwide trends regarding the creation of sustainable societies.

(*)	Mitsui is listed on U.S. NASDAQ National Market, and therefore subject to the Sarbanes-Oxley Act of 2002.
2) The situation with regard to decision-making, operational execution, business oversight and other matters related to corporate governance
(1) Corporate Governance System
A 2002 amendment to the Commercial Code of Japan gave us the option of basing our corporate governance framework on a Committee System. We decided, however, to maintain the current system with a board of corporate auditors because we believe that corporate auditors, whose functions are legally empowered and reinforced, provide adequate auditing functions. Furthermore, internal directors are well versed in our business operations and can therefore contribute to speedy and effective management. Considering the proactive monitoring functions on the execution of business by the Board of Directors, we aim to maintain our governance structure with corporate auditors.
•	After the introduction of a Corporate Officers System in April 2002, we reduced the number of Directors from 38 to 11 in June 2002. At the time of the General Meeting of Shareholders held in June 2005, we had 11 Directors and 38 Corporate Officers, and eight of the 11 Directors also maintained duties as Corporate Officers. With the approval at the General Meeting of Shareholders held in June 2004, we altered the Article of Incorporation to shorten the tenure of Directors to one year.
In addition, since June 2004 the Chairman of the Board of Directors has been positioned as a Non-executive Director, concentrating on his role of management oversight.

•	By adopting some of the aspects of the Committee System, we have established the following three committees as discretionary advisory bodies for the Board of Directors.
t	Governance Committee>>

This Committee comprises the Chairman of the Board (committee chair,) the President, two external directors, two full-time Directors and one external Corporate Auditor, and is tasked with studying the state and direction of the company’s corporate governance, while taking into consideration the viewpoint of external Directors and Corporate Auditors.

t	Nomination Committee>>

This Committee comprises the President (committee chair,) one external Director and two full-time Directors, and is tasked with establishing the selection standards and processes used in nominating Directors and Corporate Officers, and evaluating director nomination proposals.

t	Remuneration Committee>>

This Committee comprises an external director (committee chair,) the President and two full-time Directors, and is tasked with studying the system and decision-making process related to remuneration and bonuses for Directors and Corporate Officers, while also evaluating director remuneration proposals.
•	We also elected one external Director to the Board in June 2003, increasing this to two following the General Meeting of Shareholders in June 2004. As far as the selection of external Directors is concerned, while extensive business experience and knowledge is required to deliberate such board meeting proposals as investments and loans, given that we are a general trading company with business dealings with a broad variety of industries and businesses, there are limits in our selection of candidates with absolute independence. Given this situation, it has been decided that performance and knowledge of his or her particular area of business should be used as the selection standard for external Directors, while paying the greatest possible attention at the operating level to prevent the possibility of such problems as independence and conflict of interest.

•	At the end of June 2005, we have five Corporate Auditors, two full-time and three external.
Apart from periodically hosting meetings ahead of the Meeting of the Board of Directors, the Board of Corporate Auditors meets on an as-needed basis when required. All members of the Board of Corporate Auditors attend the Meeting of the Board of Directors, overseeing procedures and resolutions, while also voicing their opinions. In order to secure the independence of the independent auditors in line with the requirements of the Sarbanes-Oxley Act of 2002, the pre-approval of the Board of Corporate Auditors is required for all services provided to Mitsui or its subsidiaries by Deloitte Touche Tohmatsu and its member firms.

•	Relations with External Directors and External Corporate Auditors are provided as below.
t	Akishige Okada and Akira Chihaya fulfill the requirements for external directors as laid down in Article 188, Clause 2, Item 7-2 of the Commercial Code of Japan. Akishige Okada (elected in June 2003) is the Advisor, Sumitomo Mitsui Banking Corporation (“SMBC”) from March 2003 to June 2005. We have an ongoing banking relationship with SMBC. Akira Chihaya (elected in June 2004) is the Representative Director and Chairman of Nippon Steel Corporation, which competes with us in certain business areas as metals, machinery and IT. We also maintain ongoing business transactions with Nippon Steel Corporation, supplying iron and steel raw materials, while purchasing iron and steel products.

t	Ko Matsukata, Yasutaka Okamura and Hideharu Kadowaki fulfill the requirements for external auditors of listed companies under Article 18, Clause 1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc., of Corporations.” Ko Matsukata, who was re-elected in June 2005, is senior consultant to Mitsui Sumitomo Marine and Fire Insurance Co., Ltd., where he has retired from as a Director eight years ago. Mitsui Sumitomo Marine and Fire Insurance Co., Ltd. continues to have a regular business relationship with Mitsui as one of our major transaction partners. Yasutaka Okamura, who was elected in June 2003, is a member of the Japan Federation of Bar Associations, and retired as an Attorney General in 1993. Hideharu Kadowaki, who was elected in June 2004, retired from his position as the Executive Director and Deputy President of Sumitomo-Mitsui Financial Group when he was elected as a Corporate Auditor of Mitsui, and is currently Chairman of The Japan Research Institute, Limited.

•	By the resolution at the Meeting of the Board of Directors held in February 2004, we also revised and simplified the remuneration systems for Directors and Corporate Auditors, including the abolishment of retirement allowances, in order to improve management transparency. We have not introduced any stock option program for Directors as of the end of October 2005.

(2)	Business execution and internal control system

•	We view our internal control system as “a system aimed at achieving management targets, including both quantitative and qualitative risk management,” and working to establish effective management system through close interactions among various internal organizations. We have proactively adopted modern internal control system frameworks from the United States of America and on April 1, 2004 reorganized or newly established a number of key committees related to the business execution in order to respond to ever-growing and increasingly diverse risks. The committees are as follows:

t	Internal Controls Committee>>

This Committee is chaired by the President and tasked with establishing basic policy related to internal control systems, while also maintaining and improving the effectiveness of the integrated management system.

t	Compliance Committee>>

This Committee includes an outside lawyer as a committee member, reports to the Internal Controls Committee and is tasked with maintaining and improving the effectiveness of the compliance system. This committee is also responsible for the relevant operation of the internal whistle-blowing system (which consists of seven routes including outside lawyers and the third party organization.)

t	Disclosure Committee>>

This Committee also reports to the Internal Controls Committee, and is tasked with establishing principles and basic policy for statutory disclosure and timely disclosure, as well as developing organizational structure and mechanisms for disclosure within Mitsui on a consolidated basis. It is also in charge of determining and/or making recommendations on the materiality of information, as it arises, and accuracy and adequateness of the documents to be filed.

t	Crisis Management Headquarters >>

This organization is an ad-hoc and emergency body for crisis response, reporting directly to the President and tasked with exercising necessary decision-making in place of normal in-house decision mechanism relating to all conceivable crisis response items. This organization is headed by the President.

t	CSR Promotion Committee>>

This Committee is the core body for promoting management with an emphasis on corporate social responsibility, and tasked with making proposals to the management on, establishing internal structure for and diffusing and communicating throughout the company on CSR promotion. It also functions as the cornerstone for external communications on issues related to CSR promotion.

•	In addition to the committees newly established or reorganized in April 2004 as outlined above, the following two previously established committees continue to operate.

t	Investment & Loan Committee>>

This committee evaluates and approves business transactions involving investments, financing and guarantees which may have a material impact on Mitsui’s business activities at the corporate level.

t	Human Resource Advisory Committee>>

This committee carries out planning and policy-making regarding the orientation of human resource initiatives, ensuring consistency with corporate management strategy, in order to energize employees through developing and optimizing the allocations of human resources.

•	In April 2005, with occurrence of the DPF incident as turning point, we established more stringent internal approval process, for new business opportunities involving R&D manufacturing, the environment, or high public involvement such as those provided with government subsidies. Evaluations and recommendations will be sought, as needed, from the CSR Promotion Committee or the newly established Environment Inquiry Committee or the Bioethics Committee that involve experts from outside Mitsui. We will employ outside experts, such as those with relevant technical expertise or experience with manufacturing and environmental issues, to work full-time as Environmental Auditors in the Compliance & Operational Control Division. They will also inspect new and existing environment-related businesses as the need arises.

•	The Internal Auditing Division that independently reports directly to the President is made up of 26 Auditors, 18 senior staff assisting the Auditors and support staff as of September 2005. The division carries out: regular audits of the parent company, overseas offices, subsidiaries and associated companies; cross-organization audits on specific targets or theme-based audits conducted on a functional basis, such as the audits of subsidiaries management at a specific overseas office or audits of environmental management system; and special audits to investigate the causes and responsibility in relation to events which caused or may cause extraordinary economic losses or damages to corporate credibility.

•	The general outline of Corporate Auditors’ audits and independent audits and cooperation among these audits including internal audit will be described in the earnings release filed to the Tokyo Stock Exchange, “kessan tanshin” for the year ending March 31, 2006.

•	The diagram below illustrates the overall structure of our corporate governance and internal control systems.

Highlights of Consolidated Financial Results for the Six-Month Period
Ended September 30, 2005
1. Summary of Operating Results for the Six-Month Period Ended September 30, 2005
1) Results of Operations
Operating Environment
Following the trend for the year ended March 31, 2005, during the six month period ended September 30, 2005, the global economy continued steady expansion. This was driven by the growth in the Untied States, as well as emerging countries in Asia, particularly China, which contributed to a substantial increase in global trade. Strong demand worldwide resulted in rising trend of commodity prices in, for example crude oil, iron raw materials (iron ore and metallurgical coal) and non ferrous metals including copper.
Gross Profit
●	Under the above-mentioned operating environment, gross profit for the six month period ended September 2005 was ¥378.6 billion, an increase of ¥22.6 billion over ¥356.0 billion for the corresponding six month period of the previous year.
t	Reflecting the rising price of mineral resources and increased production, we saw significant growth in gross profit at iron ore subsidiaries Mitsui Iron Ore Development Pty. Ltd in Australia and Sesa Goa Limited in India; at a coal subsidiary Mitsui Coal Holdings Pty. Ltd.; and at oil & gas subsidiary Mitsui E&P Middle East B.V. operating in Oman.

t	Trading activities in basic materials such as steel products and petrochemical products showed strong performance, reflecting firm market prices. In petrochemical products trading, in the corresponding six month period of the previous year, we recorded one-time unrealized holding losses on certain long term petrochemical purchase contracts.

t	There was a decline in trading profits of commodities such as crude oil, petroleum products and agricultural commodities which showed significantly strong performance in the corresponding six month period of the previous year.

t	In the Machinery, Electronics & Information Segment, there was increased contribution from a subsidiary Telepark Corp. with growth in cell phone agency sale. NextCom K.K., a formerly associated company became a subsidiary in the third quarter of the year ended March 31, 2005, resulting in an increase in gross profit.
Other Expenses (Income)
Selling, general and administrative expenses for the six month period ended September 30, 2005 were ¥262.3 billion, an increase of ¥11.5 billion from ¥250.8 for the corresponding six month period of the previous year.

t	Personnel expenses increased by ¥8.1 billion compared with the corresponding six month period of the previous year. Decreases or increases in each subsidiary were not significant including NextCom K.K. which has become a subsidiary as described above.

t	Communication and information expenses increased due to the introduction of a new enterprise resource planning system.

●	Interest expense, net of interest income rose by ¥7.0 billion from ¥3.1 billion for the corresponding six month period of the previous year to ¥10.1 billion for the six month period ended September 30, 2005 due to the rise in U.S. dollar interest rates and the increase in interest bearing liabilities associated with investments in energy resources development.

●	Dividend income increased by ¥2.4 billion from ¥13.7 billion for the corresponding six month period of the previous year to ¥16.1 billion for the six month period ended September 30, 2005, although dividends from LNG projects in the Middle East decreased. The improvement is mainly attributable to dividend from an investment company related to gain on sales of interest in telecommunication companies in Africa.

●	Gain on sales of securities decreased by ¥10.2 billion from ¥24.3 billion for the corresponding six month period to ¥14.1 billion for the six month period ended September 30, 2005. We recorded a ¥4.2 billion gain from the exchange of shares of Seven & I Holdings Co., Ltd, one of Japan’s leading diversified retailers, in the six month period ended September 30, 2005. In the corresponding six month period of the previous year, we reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, and a ¥5.7 billion gain in Telepark Corp.

●	The loss on write-down of securities decreased by ¥4.5 billion from ¥8.0 billion for the corresponding six month period of the previous year to ¥3.5 billion for the six month period ended September 30, 2005. We recorded losses on write-down on non-marketable securities such as shares of satellite broadcasters and an IT related company in the corresponding six month period of the previous year.

●	The impairment loss of long-lived assets decreased by ¥3.0 billion from ¥8.6 billion for the corresponding six month period of the previous year to ¥5.6 billion for the six month period ended September 30, 2005. The main elements were impairment losses on land and facilities of a wholesaler subsidiary MITSUI FOODS CO., LTD. for the six month period ended September 30, 2005 and on land for development purposes held by Mitsui for the corresponding six month period of the previous year.

●	Reflecting the additional costs associated with the measures for expediting the progress of Diesel Particulate Filter (“DPF”) user response program, we recorded a further ¥9.0 billion as compensation and other charges related to DPF incident in the six month period ended September 30, 2005. (*)

(*) For further information, please refer to the relevant discussion in “Management Policies.”

Equity in Earnings of Associated Companies—net

●	Equity in earnings of associated companies—net (after income tax effect) increased by ¥13.2 billion from ¥26.2 billion for the corresponding six month period of the previous year to ¥39.4 billion for the six month period ended September 30, 2005. This was mainly attributable to the strong performance of mineral resources and energy related associated companies supported by higher market price of their products. Those companies include Valepar S.A., a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil and Japan Australia LNG (MIMI) Pty. Ltd., an LNG and oil development company in Australia.
As a result of these developments, for the six month period ended September 30, 2005, we recorded net income of ¥83.2 billion, an increase of ¥21.1 billion from ¥62.1 billion for the corresponding six month period of the previous year.
2) Operating Results by Operating Segment
Metal Products & Minerals Segment

●	Gross profit significantly increased by ¥26.0 billion from ¥57.1 billion for the corresponding six month period of the previous year to ¥83.1 billion for the six month period ended September 30, 2005. Driven by firm demand from Asian countries, especially China, prices for iron ore, metallurgical coal and thermal coal sharply rose. Profit margins of steel products also expanded due to the steady transaction volume. Main elements of the increase were as follows:
t	As shown in the chart, iron ore prices under long-term contracts for the year ending March 31, 2006 rose by 71.5% compared with the year ended March 31, 2005. This resulted in major increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. by ¥9.8 billion and Sesa Goa Limited by ¥3.0 billion compared to the corresponding six month period of the previous year.

t	The long-term contract prices for metallurgical coal and thermal coal for the year ending March 31, 2006 also sharply rose. Mitsui Coal Holdings Pty. Ltd. recorded a ¥5.3 billion increase in gross profit compared to the corresponding six month period of the previous year.

t	In steel products business, due to strong prices driven by the firm demand for steel pipes for oil and gas development projects in those producing countries, steel plates for shipbuilding and steel sheets for automobile in the domestic market and Asia, Mitsui and domestic subsidiaries recorded a growth in gross profit.
●	Reflecting an increase in gross profit, operating income for the six month period ended September 30, 2005 increased by ¥26.4 billion from ¥31.3 billion for the corresponding six month period of the previous year to ¥57.7 billion.

●	Equity in earnings of associated companies for the six month period ended September 30, 2005 was ¥11.1 billion, an increase of ¥2.0 billion from ¥9.1 billion for the corresponding six month period of the previous year. Supported by higher market price of their products, Valepar S.A. recorded a ¥50 billion increase. We have recognized an additional tax burden of ¥6.6 billion for Chilean withholding tax charged to dividend recipients, as Companhia Minera Dona Ines de Collahuasi SCM is now ready to and has started to declare dividends.

●	Net income for the six month period ended September 30, 2005 was ¥35.3 billion, a ¥13.3 billion increase from ¥22.0 billion for the corresponding six month period of the previous year. This significant increase resulted from the above-mentioned improvement in both operating income and equity in earnings of associated companies.
Machinery, Electronics & Information Segment
●	For the six month period ended September 30, 2005, gross profit increased by ¥5.5 billion to ¥71.5 billion from ¥66.0 billion for the corresponding six month period of the previous year. Gross profit rose at Telepark Corp. and at overseas subsidiaries related to automotive business. There were also contributions from new subsidiaries such as NextCom K.K. which became subsidiary in the third quarter of the year ended March 31, 2005.

●	Operating income for the six month period ended September 30, 2005 increased by ¥0.9 billion to ¥16.2 billion from ¥15.3 billion for the corresponding six month period of the previous year, because the above-mentioned increase in gross profit was partly offset by increase in selling, general and administrative expenses mainly in those subsidiaries which showed growth in gross profit.

●	Equity in earnings of associated companies for the six month period ended September 30, 2005 increased by ¥2.9 billion from ¥3.2 billion to ¥6.1 billion mainly because of strong performance in ship and marine project related businesses and contribution of a new associated company, IPM Eagle LLP, engaged in overseas power generation business.

●	Net income for the six month period ended September 2005 increased slightly by ¥0.5 billion from ¥16.8 billion to ¥17.3 billion. For the six month period ended September 30, 2005, there was ¥2.0 billion dividend from the investment company related to gain on sale of interest in telecommunication companies in Africa. In contrast, for the corresponding six month period of the previous year there were gains on sales of shares in Vodafone Japan K.K. and Telepark Corp. amounting to ¥7.2 billion and ¥5.7 billion, respectively.
Chemical Segment
●	For the six month period ended September 30, 2005, gross profit increased by ¥6.9 billion to ¥46.1 billion from ¥39.2 billion for the corresponding six month period of the previous year. During the period under review, our petrochemicals trading enjoyed higher overall market prices of petrochemical products and ammonia. In addition, there were unrealized holding losses on certain long term petrochemical purchase contracts for the corresponding six month period of the previous fiscal year.

●	Operating income for the six month period ended September 30, 2005 increased by ¥6.4 billion from ¥8.4 billion to ¥14.8 billion because of the above mentioned increase in gross profit.

●	Equity in earnings of associated companies for the six month period ended September 30, 2005 increased by ¥0.6 billion from ¥1.5 billion to ¥2.1 billion, mainly due to the contribution of Japan-Arabia Methanol Co., Ltd., a newly established investment company in methanol manufacturing operation in the Middle East.

●	Net income for the six month period ended September 30, 2005 decreased by ¥4.1 billion to ¥2.3 billion from ¥6.4 billion for the corresponding six month period of the previous fiscal year. This is mainly because we recorded ¥9.0 billion ( ¥5.0 billion after tax) compensation and other charges related to DPF incident for the six month period ended September 30, 2005.
Energy Segment
●  The average crude oil price per barrel (Japan Crude Cocktail), which was applied to sales contracts in our oil and gas producing subsidiaries and associated companies rose to US$44 per barrel for the six month period ended September 30, 2005 from US$33 per barrel for the corresponding six month period of the previous year. Gross profit for the six month period ended September 30, 2005 decreased by ¥8.5 billion from ¥41.8 billion to ¥33.3 billion with the following factors in spite of increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, such as Mitsui E&P Middle East B.V. and Mittwell Energy Resources Pty., Ltd.
t  For the six month period ended September 30, 2005, gross profit of a U.K. subsidiary, Arcadia Petroleum

Ltd., decreased by ¥5.5 billion from the corresponding six month period of the previous year, when they showed exceptionally good performance.

t	Combined total gross profit of Mitsui Oil Co., Ltd and Mitsui Liquefied Gas Co., Ltd., domestic petroleum products and gas sales subsidiaries, decreased by ¥4.8 billion because of rising cost caused by higher crude oil prices.
●	Operating income for the six month period ended September 30, 2005 decreased by ¥7.9 billion from ¥23.4 billion to ¥15.5 billion reflecting the above-mentioned decrease in gross profit.

●	Reflecting higher crude oil prices and production expansion, equity in earnings of associated companies for the six month period ended September 30, 2005 increased by ¥5.6 billion to ¥14.1 billion from ¥8.5 billion for the corresponding six month period of the previous year. This was mainly attributable to JAL-MIMI, an LNG and crude oil production associated company in Australia and Mitsui Oil Exploration Co., Ltd., an oil explorations and production related associated company in Japan.

●	Net income for the six month period ended September 30, 2005 decreased by ¥9.5 billion from ¥23.7 billion to ¥14.2 billion. Factors for this decrease were:
➢	a decrease in dividend income from LNG projects in the Middle East; and

➢	an increase in interest expenses due to the rise in US dollar interest rates and the total amount of interest bearing debt relating to the projects including Sakhalin II.
We foresee that the contribution from LNG and crude oil production businesses for the second half of the year ending March 31, 2006 will sharply increase because of a 3-6 month time lag between the rise in crude oil prices and its contribution to their earnings.

Consumer Products & Services Segment
●	Gross profit for the six month period ended September 30, 2005 was ¥73.3 billion, a ¥4.4 billion decrease from ¥77.7 billion for the corresponding six month period of the previous year. For the six month period ended September 30, 2005, Mitsui and a food manufacturing subsidiary Mitsui Norin Co., Ltd. decreased sales in beverage businesses which had shown sharp growth driven by heat wave in the summer in the six-month corresponding period of the previous year . There was a decrease in gross profit at a subsidiary MBK Real Estate Ltd. which recorded a gain on the sale of large commercial facilities for the corresponding six month period of the previous year.

●	Operating income decreased by ¥8.1 billion from ¥17.7 billion for the corresponding six month period of the previous year to ¥9.6 billion for the six month period ended September 30, 2005 as a result of an increase in selling, general and administrative expenses such as personnel expenses as well as the above-mentioned decrease in gross profit.

●	Equity in earnings of associated companies was ¥2.9 billion for the six month period ended September 30, 2005, a ¥1.9 billion increase from ¥1.0 billion for the corresponding six month period of the previous year. This was primarily due to contribution from a subsidiary Wilsey Foods, Inc. investing in Ventura Foods LLC which expanded sales of food oil processing products.

●	Net income was ¥4.7 billion for the six month period ended September 30, 2005, a ¥5.0 billion decrease from ¥9.7 billion for the corresponding six month period of the previous year. In addition to a decrease in operating income and increase in equity in earnings of associated companies, we recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & I Holdings Co., Ltd., one of Japan’s leading diversified retailers, and impairment losses on land and facilities of a wholesaler subsidiary MITSUI FOODS CO., LTD.
Logistics & Financial Markets Segment

●	For the six month period ended September 30, 2005, gross profit decreased by ¥2.1 billion to ¥20.1 billion from ¥22.2 billion in the corresponding six month period of the previous year. Mitsui & Co. Energy Risk Management Ltd. increased gross profit by ¥1.0 billion in energy derivative trading. However, gross profit from commodity trading decreased at Mitsui compared to strong performance for the corresponding six month period of the previous year.

●	Operating income for the six month period ended September 30, 2005 decreased by ¥3.4 billion from ¥9.5 billion to ¥6.1 billion reflecting the above-mentioned decrease in gross profit.

●	In addition to the above, reflecting gains on sales of shares in investment fund business, net income for the six month period ended September 30, 2005 decreased by ¥1.4 billion from ¥6.6 billion to ¥5.2 billion.
Americas Segment
●	Gross profit for the six month period ended September 30, 2005 was ¥24.1 billion, an increase by ¥0.8 billion from ¥23.3 billion for the corresponding six month period of the previous year. There were contributions from a petroleum products trading subsidiary Westport Petroleum, Inc. and a steel pipe trading subsidiaries Champions Pipe and Mitsui Tubular Products reflecting sharp rise in oil prices supported by firm demand. There was decrease in gross profit from Portac, Inc producing lumber and lumber products due to sharp fall in prices of their products.

●	Selling, general and administrative expenses for the six month period ended September 30, 2005 was ¥5.3 billion, a ¥1.3 billion decrease from ¥6.6 billion for the corresponding six month period of the previous year, including increase in personnel expenses at Westport Petroleum, Inc. reflecting higher trader bonuses.

●	Net income for the six month period ended September 30, 2005 decreased by ¥3.0 billion to ¥4.0 billion from ¥7.0 billion for the corresponding six month period of the previous year due to a decrease in operating income as well as an increase in interest expenses resulting from a rise in U.S. dollar interest rates.
Europe Segment
●	Gross Profit for the six month period ended September 30, 2005 was ¥10.5 billion, an increase of ¥0.1 billion from ¥10.4 billion for the corresponding six month period of the previous year, attributable to growth in chemicals trading businesses.

●	Operating income for the six month period ended September 30, 2005 was ¥2.6 billion, a ¥1.0 billion increase from ¥1.6 billion for the corresponding six month period of the previous year due to a decrease in personnel expenses.

●	Net income for the six month period ended September 30, 2005 was ¥3.0 billion, a ¥0.5 billion increase from ¥2.5 billion for the corresponding six month period of the previous year.
Asia Segment
●	Gross profit for the six month period ended September 30, 2005 was ¥12.4 billion, a ¥1.7 billion increase from ¥10.7 billion for the corresponding six month period of the previous year. This was due to continuing favorable conditions for trading businesses, mainly in the fields of steel products and chemicals at trading subsidiaries and overseas offices in Asia, reflecting the expansion of the economy in the Asian region.

●	Operating income for the six month period ended September 30, 2005 was ¥5.2 billion, a ¥1.2 billion increase from ¥4.0 billion for the corresponding six month period of the previous year. This increase resulted from increase in gross profit.

●	Net income for the six month period ended September 30, 2005 was ¥4.6 billion, a ¥0.1 billion increase from 4.5 for the corresponding six month period of the previous year. This was due mainly to an increase in interest expense, although operating income increased.
Other Overseas Segment
●	Net income for the six month period ended September 30, 2005 was ¥6.7 billion, a ¥4.2 billion increase from ¥2.5 billion for the corresponding six month period of the previous year. This was due to the contribution of Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd., in both of which Mitsui & Co., (Australia) Ltd. owns this segment’s share interests, which showed strong growth in net income for the six month period ended September 30, 2005, as described in the Metal Products & Minerals Segment section.

2. Financial Conditions
1) Assets, Liabilities and Shareholders’ Equity
Total assets as of September 30, 2005 increased by ¥613.6 billion to ¥8,207.0 billion compared with ¥7,593.4 billion as of March 31, 2005.
t   Current assets as of September 30, 2005 increased by ¥275.7 billion to ¥4,696.4 billion compared with ¥4,420.7 billion as of March 31, 2005 due mainly to increases in derivative assets, inventories and trade receivables primarily at subsidiaries of the Energy Segment and the Logistics & Financial Markets Segment, reflecting higher market prices and increased business transactions. Current liabilities as of September 30, 2005 increased by ¥292.3 billion to ¥3,574.1 billion compared with ¥3,281.8 billion as of March 31, 2005, primarily because of increases in trade payables and derivative liabilities corresponding to the above-mentioned increase in derivative assets, inventories and trade receivables. As a result of above, working capital, or current assets minus current liabilities, as of September 30, 2005 was 1,122.3 billion, a 16.6 billion decrease compared with 1,138.9 billion as of March 31, 2005.
●   Investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets totaled ¥3,510.6 billion as of September 30, 2005, a ¥337.9 billion increase compared with ¥3,172.7 billion as of March 31, 2005, mainly due to the following factors:
t   Out of investments and non-current receivables, investments in and advances to associated companies as of September 30, 2005 was ¥1,144.7 billion, a ¥171.5 billion increase compared with ¥973.2 billion as of March 31, 2005. This increase was primarily caused by capital expenditure into core businesses under the current Medium-term Plan such as the Sakhalin II project for ¥55.5 billion, acquisition of Saltend power plant for ¥13.2 billion, participation into Goro Nickel Project for ¥7.8 billion, and other items such as increases corresponding to equity in earnings and improvement in foreign exchange translation adjustments. In addition, other investments were ¥826.0 billion, a ¥165.8 billion increase compared with ¥660.2 billion as of March 31, 2005. This was due to purchase of shares in Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for ¥50.0 billion, participation in Equatorial Guinea LNG project amounting to ¥14.3 billion, and purchase of shares in Tokyo Broadcasting System,

Incorporated for ¥6.0 billion and the combined total of ¥79.9 billion of an increase in unrealized holding gains on available-for-sale securities and gains on sale in exchange of shares of Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for newly issued Seven & I Holdings Co., Ltd. shares.
t	property and equipment — at cost as of September 30, 2005 increased by ¥41.3 billion to ¥704.0 billion compared with ¥662.7 billion as of March 31, 2005 principally due to increase in machinery and equipment of Enfield oil project in Western Australia by ¥11.5 billion and equipment for iron ore and coal mining property and equipment in Australia by ¥5.4 billion.
●	Long-term debt, less current maturities as of September 30, 2005 increased by ¥58.7 billion to ¥2,963.6 billion compared with ¥2,904.9 billion as of March 31, 2005 primarily because of increases in borrowings from insurance companies and banking institutions, which corresponded to funding for the above-mentioned investments and acquisitions of fixed assets.
●	Shareholders’ equity as of September 30, 2005 increased by ¥165.4 billion to ¥1,288.2 billion compared with ¥1,122.8 billion as of March 31, 2005, primarily because of the increase in retained earnings by ¥67.4 billion, increase in unrealized holding gains on available-for-sale securities by ¥54.8 billion and gains in foreign exchange adjustments as a result of stronger U.S. dollar and Brazilian Real against Japanese Yen by ¥38.8 billion.
As a result of the above, shareholders’ equity to total assets ratio as of September 30, 2005 increased by 0.9 percentage points to 15.7% compared to 14.8% as of March 31, 2005. Net interest-bearing liabilities, or interest-bearing liabilities minus cash and cash equivalents and time deposits as of September 30, 2005 was ¥2,934.0 billion, an increased of ¥214.1 billion compared to ¥2,719.9 billion as of March 31, 2005. Net debt-to-equity ratio as of September 30, 2005 was 2.28 times compared to 2.42 times as of March 31, 2005.
Net Debt-to-Equity Ratio
We refer to “Net Debt-to-Equity Ratio’’ (“Net DER’’) in this flash report. Net DER is comprised of “net interest bearing debt’’ divided by shareholders’ equity.
“Net interest bearing debt’’ is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.
Under this policy, Net DER is a useful internal measure for our management to review the balance between:
●	our capacity to meet debt repayments; and

●	leverage to improve return on equity in our capital structure.
To calculating our adjusted interest bearing debt, the following are the eliminating factors:
●	accounts payables, derivative liabilities and others;

●	capital lease obligations; and

●	SFAS No. 133 fair value adjustment.
We eliminate of SFAS No. 133 fair value adjustment because Japanese investors usually evaluate Net DER of other general trading companies in this manner.
This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.
“Net interest bearing debt’’ and “Net DER’’ are presented in the table below.

	Billions of Yen
	End of	End of
	September	March
	2005	2005
Short-term debt	¥719.6	¥615.4
Long-term debt	3,317.1	3,196.9
Less eliminating factors included in long—term debt:
Accounts payables, derivative liabilities and others, and capital lease obligations	(222.8)	(214.3)
Less SFAS No. 133 fair value adjustment	(18.6)	(58.2)

Adjusted interest bearing debt	3,795.3	3,539.8
Less cash and cash equivalents and time deposits	(861.3)	(819.9)

Net interest bearing debt	¥2,934.0	¥2,719.9

Shareholders’ equity	¥1,288.2	¥1,122.8

Net DER (times)	2.28	2.42
2) Cash Flows

●	Net cash provided by operating activities for the six-month period ended September 30, 2005 was ¥34.0 billion, a ¥51.1 billion decrease compared to ¥85.1 billion for the corresponding six-month period of the previous year. While the operating income grew steadily, we recorded significant increase in trade receivables and inventories for the six month period ended September 30, 2005.

●	Net cash used in investing activities for the six-month period ended September 30, 2005 was ¥184.6 billion, a ¥71.4 billion increase compared to ¥113.2 billion for the corresponding six-month period of the previous year. The outflow of cash that corresponded to the above-mentioned acquisition of assets included ¥44.4 billion (*) for Sakhalin II project, ¥14.3 billion (*) for Equatorial Guinea LNG project, ¥10.5 billion (*) for Enfield oil project in Western Australia, ¥13.1 billion (*) for acquisition of Saltend power plant and ¥50.0 billion for purchase of the shares of Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd.,.

●	As a result, free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the six-month period ended September 30, 2005 was net outflow of ¥150.6 billion, a ¥122.5 billion increase in net outflow compared to ¥28.1 billion outflow for the corresponding six-month period of the previous year.

●	During the six-month period ended September 30, 2005, Mitsui raised ¥180.0 billion through increase in long-term borrowing and short-term debt. As a result, net cash provided by financing activities was ¥180.0 billion, an increase in net inflow of ¥168.7 billion, compared to ¥11.3 billion of net inflow for the corresponding six-month period of the previous year.
As a result, cash and cash equivalents as of September 30, 2005 were ¥830.0 billion, a ¥38.2 billion increase compared to ¥791.8 billion as of March 31, 2005.

(*)	Cash flows in foreign currencies were translated into yen using the average foreign exchange rates during the year, and therefore differ from the amounts appearing in “Management Policies” and “Assets, Liabilities and Shareholders’ Equity” as above, which were translated by the current rate as of September 30, 2005.
3. Risk Factors
You should note that the risk factors set forth below do not represent all our risk factors, and changes in economic and other conditions could lead to outcomes that differ from those presented below.
1) Risk factors derived from changes in market environments
The following are typical risk factors derived from changes in market environments.
The decrease in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact our business, results of operations and financial condition.
Our global business activities, including our trading activities are affected by the particular economic conditions of the countries in which we operate. We are particularly vulnerable to the downward economic trends in Japan. In addition, an economic downturn in China, which has become an increasingly important market for us due to increasing trading and business transactions involving raw steel materials, steel products, chemical products and infrastructure projects, may also adversely affect our results of operations. An economic downturn, either globally or in any regions in which we operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.
Fluctuations in commodity prices can adversely affect our results of operations and financial condition.
We trade in a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Our trading activities in these commodities in particular, have a significant impact on our business operations. As a result, unexpected movements in commodity prices may adversely affect our business, operating results and financial condition. For instance, the operating results of our oil and gas are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil results in a decrease in our net income of approximately ¥1 billion as of the year ended March 31, 2005. And with respect to our iron ore production, a decline of U.S.$1 per 1 ton in the price of iron ore results in a decrease in our net income approximately ¥2.6 billion as of the year ended March 31, 2005. These estimations are based on our annual production from above-mentioned activities calculated and foreign exchange rates during the year ended March 31, 2005, thus the sensitivities to these commodity prices for the year ended March 31, 2006 will vary.
Exchange rate fluctuations may adversely affect our operating results.
We are exposed to risks associated with foreign currency exchange rate fluctuations. Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As the financial statements of overseas subsidiaries are stated in the U.S. dollar, the Australian dollar, the Euro, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. As a result, exchange rate fluctuations may negatively affect our operating results.
2) Risks factors derived from failure to achieve compliance with laws, regulations and rules
Besides the risk factors related to strategic and management decision such as entry to or withdrawal from new market and control of subsidiaries and associated companies, risk factors derived from failure to achieve compliance with laws, regulations and rules could lead to outcome that affect our operating results and business negatively.
Restrictions under environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition.
As a global general trading company, we are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with our extracting activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may require us to perform site clean-ups; require us to curtail or cease certain operations; impose fines and payments for significant environmental damage; require us to install costly pollution control equipment; and require us to modify our operations.

Mitsui is a shareholder of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation of environmental conditions and former operations at its facility in Florida. In addition, Coronet has been named as a defendant in two civil actions initiated by residents living near the plant. Mitsui, as well as its United States subsidiary, Mitsui & Co. (U.S.A.), Inc., have been named as defendants in one of these actions. These actions are both at their early stages.
Employee misconduct could adversely affect our results of operations and reputation.
Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized. As a result, we cannot fully ensure that our employees comply with all applicable laws and regulations as well as our internal policies. For example, our employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, our employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions, to which we are subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts we undertake to ensure employees’ compliance with applicable laws and regulations as well as our internal policies will succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have negative effects on our results of operations and reputation.
4. Outlook for the Year Ending March 31, 2006
With regard to the outlook for the year ending March 31, 2006, we anticipate total trading transactions of ¥14,000 billion, increasing ¥385 billion, or 2.83%, compared with ¥13,615 billion for the year ended March 31, 2005, and net income of ¥180.0 billion, increasing ¥58.9 billion, or 48.6%, compared with ¥121.1 billion for the year ended March 31, 2005.
These forecasts assume the average currency exchange rate of ¥110.18 = U.S. $1.00 (the first half: ¥110.36 = U.S. $1.00, the second half: ¥110.00 = U.S. $1.00) and an average crude oil price (*) of U.S.$50.00 per barrel (Japan crude cocktail price, the first half: U.S.$44.00 per barrel, the second half: U.S.$55.00 per barrel).

(*)	This JCC price is applied to the sales prices at our oil and gas producing subsidiaries and associated companies, and the effect of change in JCC price is reflected to their operating results after 3 to 6 months.
A Cautionary Note on Forward-Looking Statements:
This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Overview of our Operations and Principal Activities
We, Mitsui& Co., Ltd.(“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and foods & retail, life-style and consumer service. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology(“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.
As of September 30, 2005, Mitsui has 595 subsidiaries and associated companies as set forth below.
•	overseas subsidiaries:	223

•	domestic subsidiaries:	160

•	overseas associated companies:	126

•	domestic associated companies:	86
The following is an overview of products and services provided by each of the operating segments and major subsidiaries and associated companies. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in each respective operating segment
Metal Products & Minerals Segment
Our Metal Products & Minerals Segment is engaged in the overseas development and trading of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

Subsidiaries (41)
Mitsui Iron Ore Development Pty. Ltd., Sesa Goa Limited, Mitsui Itochu Iron Pty. Ltd., Mitsui Coal Holdings Pty. Ltd., Japan Collahuasi Resources B.V., Raw Materials Development Co., Ltd., Mitsui Bussan Raw Materials Development Corp., Mitalco Inc., Mitsui Bussan Construction Materials Co., Ltd.
Associated companies (37)
Valepar S.A., BHP Mitsui Coal Pty. Ltd., Nippon Steel Trading Co., Ltd.
Machinery, Electronics & Information Segment
The Machinery, Electronics & Information Segment engages in the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machinery, industrial plants and systems, transportation equipment and systems, construction equipment, telecommunication systems, motor vehicles, marine and aerospace systems. We are also involved in IT and electronics related solutions business, marketing and sales of IT/electronics related products, components/materials, software and services.
Subsidiaries (79)
MBK Project Holdings Ltd., Mitsui Rail Capital Holdings, Inc., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Lepta Shipping Co., Ltd., Tombo Aviation Inc., Mitsui Bussan Aerospace Co., Ltd., Telepark Corp.(*), Mitsui Knowledge Industry Co., Ltd. (*), NextCom K.K.(*), Xion Electronics Inc., TOYO Officemation, Inc.

(*)	listed on the Tokyo Stock Exchange.
Associated companies (62)
P.T. Paiton Energy, IPM Eagle LLP, Toyo Engineering Corporation, Shin Nippon Air Technologies Co., Ltd., Toyota Canada Inc., United Auto Group, Inc., PT Yamaha Indonesia Motor Manufacturing, JAPAN AUTOMOBILE AUCTION INC., Nihon Unisys, Ltd.
Chemical Segment
The operations of our Chemical Segment include the production, trading, and developing of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.
Subsidiaries (45)
P. T. Kaltim Pasifik Amoniak, Novus International, Inc., Fertilizantes Mitsui S.A. Industria e Comercio, Japan-Arabia Methanol Co., Ltd., Nikken Fine Chemicals Co., Ltd., Daito Chemical Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Bussan Nanotech Research

Institute Inc.
Associated companies (35)
Agro Kanesho Co., Ltd., TG Missouri Corporation, Advanced Composites, Inc.
Energy Segment
Our Energy Segment is engaged in the general trading activities, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas, as well as liquefied natural gas.
Subsidiaries (23)
Mittwell Energy Resources Pty., Ltd., Wandoo Petroleum Pty Ltd., Mitsui E&P Australia Pty Limited, Mitsui E&P Middle East B.V., Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., Arcadia Petroleum Ltd., Mitsui Oil Co., Ltd.
Associated companies (10)
Japan Australia LNG(MIMI) Pty. Ltd., Sakhalin Energy Investment Company, Ltd., Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd.
Consumer Products & Services Segment
The Consumer Products & Services Segment is engaged, in Japan and other various overseas markets all over the world, in the business and operations of trading various consumer-related products and services such as foods, textile and fashion, general merchandise, building materials, real estate development including construction, consumer services, services for supporting retailers such as merchandising, logistics and inventory management and investment to the above-mentioned business areas.
Subsidiaries (62)
Mitsui Norin Co., Ltd., MITSUI FOODS CO., LTD., WILSEY FOODS, INC., DAI-ICHI BROILER CO., LTD., Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Development Co., Ltd., MBK REAL ESTATE Ltd., Mitsui Bussan House-Techno, Inc.
Associated companies (46)
MIKUNI COCA-COLA BOTTLING CO., LTD., Mitsui Sugar Co., Ltd., Nippon Brunswick Co., Ltd., ALCANTARA S.p.A., QVC JAPAN INC., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd.

Logistics & Financial Markets Segment
This segment is engaged in logistics services, insurance and financial business in Japan and various overseas markets all over the world.
Subsidiaries (33)
Mitsui & Co., Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Futures Ltd., Nitto Logistics Co., Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc.
Associated companies (6)
Mitsui Leasing & Development, Ltd., Quintiles Transnational Japan K.K.
Americas Segment
Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc. manages the business of the segment as the center of the regional strategy.
Trading subsidiaries (9)
Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.
Subsidiaries (34)
Mitsui Steel Development Co., Inc., Channel Terminal Corp., CornerStone Research & Development, Inc., Westport Petroleum Inc., Portac, Inc.
Associated companies (4)
TAMCO
Europe Segment
Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC is authorized to manage the business of this segment as the center of its regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its subsidiaries and associated companies in collaboration with the operating segments of the Head Office.
Trading subsidiaries (11)
Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH
Subsidiaries (6)
Associated companies (5)

Asia Segment
Asia Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries and branch offices in Asia (excluding Japan) and Asian Regional Managing Director is authorized to manage the business of this segment. Also, this segment is responsible for carrying out diversified business activities together with its subsidiaries and associated companies in collaboration with the operating segments of the Head Office.
Trading subsidiaries (14)
Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co., (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Shanghai) Ltd.
Subsidiaries (7)
Associated companies (6)
Other Overseas Areas Segment
This segment includes all of our region-based subsidiaries, liaison offices and associated companies excluding those in our Americas, Europe and Asia Segments. The subsidiaries, liaison offices and associated companies in this segment are located primarily in Oceania, the Middle East. Our Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui.
Trading subsidiaries (8)
Mitsui & Co.(Australia) Ltd., Mitsui & Co. (Middle East) E.C.
Subsidiaries (1)
Associated companies (0)
All Other
This is engaged in certain kinds of services such as financing service, office service and other services to external customers and/or to the companies and associated companies.
Subsidiaries (10)
Mitsui & Co. Financial Services Ltd.
Associated companies (1)

Statements of Consolidated Income
(Unaudited)
(Millions of Yen)

			Six-Month
		Six-Month	Period Ended	Comparison with
		Period Ended	September 30,	previous period
		September 30,	2004	Increase/(Decrease)
		2005	As restated	Amount	%
Revenues :
Sales of products		¥1,604,548	¥1,466,835	¥137,713
Sales of services		235,077	207,772	27,305
Other sales		53,253	60,204	(6,951)

Total revenues		1,892,878	1,734,811	158,067	9.1

æ Total Trading Transactions :	ö
ç Six-month period ended September 30, 2005,	÷
ç ¥7,057,338 million	÷
ç Six-month period ended September 30, 2004,	÷
è ¥6,727,147 million	ø

Cost of Revenues :
Cost of products sold		1,445,229	1,327,416	117,813
Cost of services sold		45,518	28,674	16,844
Cost of other sales		23,509	22,734	775

Total cost of revenues		1,514,256	1,378,824	135,432	9.8

Gross Profit		378,622	355,987	22,635	6.4

Other Expenses (Income) :
Selling, general and administrative		262,349	250,799	11,550
Provision for doubtful receivables		1,230	3,689	(2,459)
Interest expense, net of interest income		10,057	3,122	6,935
Dividend income		(16,076)	(13,671)	(2,405)
Gain on sales of securities — net		(14,109)	(24,322)	10,213
Loss on write-down of securities		3,499	8,036	(4,537)
Gain on disposal or sales of property and equipment — net		(244)	(443)	199
Impairment loss of long-lived assets		5,581	8,597	(3,016)
Compensation and other charges related to DPF incident		9,000	—	9,000
Other expense — net		673	1,158	(485)

Total other expenses		261,960	236,965	24,995

Income from Continuing Operations before Income Taxes Minority Interests and equity in Earnings		116,662	119,022	(2,360)	(2.0)

Income Taxes:
Current		47,010	40,274	6,736
Deferred		16,803	36,225	(19,422)

Total		63,813	76,499	(12,686)

Income from Continuing Operations before Minority Interests and Equity in Earnings		52,849	42,523	10,326	24.3

Minority Interests in Earnings of Subsidiaries		(9,011)	(7,367)	(1,644)

Equity in Earnings of Associated Companies — Net (After Income Tax Effect)		39,355	26,233	13,122

Income from Continuing Operations		83,193	61,389	21,804	35.5
Income from Discontinued Operations — Net (After Income Tax Effect)		—	712	(712)

Net Income		¥83,193	¥62,101	¥21,092	34.0

Note:	Starting from the year ended March 31, 2005 the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Other sales” and “Cost of other sales,” respectively. In relation to this change, the figures for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.

Consolidated Balance Sheets
(Unaudited)
(Millions of Yen)
Assets

	September 30,	March 31,	Increase/
	2005	2005	(Decrease)

Current Assets:
Cash and cash equivalents	¥830,035	¥791,810	¥38,225
Time deposits	31,304	28,067	3,237
Marketable securities	28,241	28,077	164
Trade receivables:
Notes and loans, less unearned interest	422,172	450,678	(28,506)
Accounts	1,968,941	1,863,742	105,199
Associated companies	182,068	197,015	(14,947)
Allowance for doubtful receivables	(24,413)	(22,519)	(1,894)
Inventories	654,381	596,876	57,505
Advance payments to suppliers	90,307	90,901	(594)
Deferred tax assets — current	43,071	46,410	(3,339)
Derivative assets	242,456	153,054	89,402
Other current assets	227,886	196,568	31,318

Total current assets	4,696,449	4,420,679	275,770

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,144,705	973,219	171,486
Other investments	826,008	660,230	165,778
Non-current receivables, less unearned interest	481,493	544,615	(63,122)
Allowance for doubtful receivables	(99,219)	(100,066)	847
Property leased to others — at cost, less accumulated depreciation	199,260	183,175	16,085

Total investments and non-current receivables	2,552,247	2,261,173	291,074

Property and Equipment — at Cost:
Land, land improvements and timberlands	206,390	207,115	(725)
Buildings, including leasehold improvements	335,298	317,576	17,722
Equipment and fixtures	460,740	429,315	31,425
Mineral rights	79,166	78,303	863
Vessels	21,548	21,002	546
Projects in progress	48,561	35,727	12,834

Total	1,151,703	1,089,038	62,665
Accumulated depreciation	(447,747)	(426,350)	(21,397)

Net property and equipment	703,956	662,688	41,268

Intangible Assets, less Accumulated Amortization	101,864	104,257	(2,393)

Deferred Tax Assets — Non-current	33,141	29,641	3,500

Other Assets	119,380	114,949	4,431

Total	¥8,207,037	¥7,593,387	¥613,650

(Millions of Yen)
Liabilities and Shareholders’ Equity

	September 30,	March 31,	Increase/
	2005	2005	(Decrease)

Current Liabilities:

Short-term debt	¥719,610	¥615,353	¥104,257
Current maturities of long-term debt	353,489	291,950	61,539
Trade payables:
Notes and acceptances	105,197	113,481	(8,284)
Accounts	1,702,311	1,645,842	56,469
Associated companies	104,547	94,805	9,742
Accrued expenses:
Income taxes	44,045	47,160	(3,115)
Interest	23,066	19,570	3,496
Other	57,649	75,299	(17,650)
Advances from customers	104,408	100,681	3,727
Derivatives liabilities	226,431	154,770	71,661
Other current liabilities	133,389	122,865	10,524

Total current liabilities	3,574,142	3,281,776	292,366

Long-term Debt, less Current Maturities	2,963,572	2,904,923	58,649

Accrued Pension Costs and Liability for Severance Indemnities	40,347	39,467	880

Deferred Tax Liabilities — Non-current	232,710	143,566	89,144

Minority Interests	108,108	100,827	7,281

Shareholders’ Equity:
Common stock	192,499	192,493	6
Capital surplus	288,057	288,048	9
Retained earnings:
Appropriated for legal reserve	37,537	37,018	519
Unappropriated	722,882	656,032	66,850
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	154,995	100,179	54,816
Foreign currency translation adjustments	(103,955)	(142,787)	38,832
Minimum pension liability adjustment	(5,752)	(5,691)	(61)
Net unrealized gains and losses on derivatives	3,415	(1,252)	4,667

Total accumulated other comprehensive loss	48,703	(49,551)	98,254

Treasury stock, at cost	(1,520)	(1,212)	(308)

Total shareholders’ equity	1,288,158	1,122,828	165,330

Total	¥8,207,037	¥7,593,387	¥613,650

Statements of Consolidated Shareholders’ Equity
(Millions of Yen)

	Six-Month Period Ended
	September 30, 2005	Year Ended March 31,
	(Unaudited)	2005

Common Stock:
Balance at beginning of period	¥192,493	¥192,487
Common stock issued upon conversion of bonds	6	6

Balance at end of period	¥192,499	¥192,493

Capital Surplus:
Balance at beginning of period	¥288,048	¥287,763
Conversion of bonds	6	6
Gain on sales of treasury stock	3	13
Exchange of treasury stock for subsidiary’s stock	—	266

Balance at end of period	¥288,057	¥288,048

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥37,018	¥36,633
Transfer from unappropriated retained earnings	519	385

Balance at end of period	¥37,537	¥37,018

Unappropriated:
Balance at beginning of period	¥656,032	¥549,521
Net income	83,193	121,136
Cash dividends paid	(15,824)	(14,240)
Dividends paid per share:
Six-month period ended September 30, 2005, ¥10.0;
Year ended March 31, 2005, ¥9.0
Transfer to retained earnings appropriated for legal reserve	(519)	(385)

Balance at end of period	¥722,882	¥656,032

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of period	¥(49,551)	¥(101,464)
Unrealized holding gains and losses on available-for-sale securities	54,816	30,450
Foreign currency translation adjustments	38,832	18,667
Minimum pension liability adjustment	(61)	52
Net unrealized gains and losses on derivatives	4,667	2,744

Balance at end of period	¥48,703	¥(49,551)

Treasury Stock, at Cost
Balance at beginning of period	¥(1,212)	¥(1,662)
Purchases of treasury stock	(362)	(904)
Sales of treasury stock	54	158
Exchange of treasury stock for subsidiary’s stock	—	1,196

Balance at end of period	¥(1,520)	¥(1,212)

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Six-Month Period Ended
	September 30, 2005	Year Ended March 31,
	(Unaudited)	2005

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):

Net income	¥83,193	¥121,136

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	54,816	30,450
Foreign currency translation adjustments	38,832	18,667
Minimum pension liability adjustment	(61)	52
Net unrealized gains and losses on derivatives	4,667	2,744

Changes in equity from nonowner sources	¥181,447	¥173,049

Statements of Consolidated Cash Flows
(Unaudited)
(Millions of Yen)

	Six-Month Period Ended	Six-Month Period Ended
	September 30, 2005	September 30, 2004

Operating Activities:
Net income	¥83,193	¥62,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,611	33,395
Pension and severance costs, less payments	3,213	(12,933)
Provision for doubtful receivables	1,230	3,689
Gain on sales of securities — net	(14,109)	(24,322)
Loss on write-down of securities	3,499	8,036
Gain on disposal or sales of property and equipment — net	(244)	(443)
Impairment loss of long-lived assets	5,581	8,597
Deferred income taxes	16,803	36,225
Equity in earnings of associated companies, less dividends received	(11,635)	(5,764)
Income from discontinued operations — net (after income tax effect)	—	(712)
Changes in operating assets and liabilities:
Increase in trade receivables	(55,118)	(42,978)
Increase in inventories	(37,159)	(37,183)
Increase in trade payables	40,666	31,077
Other — net	(38,497)	26,339

Net cash provided by operating activities	34,034	85,124

Investing Activities:
Net (increase) decrease in time deposits	(1,651)	21,387
Net increase in investments in and advances to associated companies	(53,318)	(61,013)
Net increase in other investments	(72,949)	(9,011)
Net decrease in long-term loan receivables	23,240	11,168
Net increase in property leased to others and property and equipment	(79,917)	(75,712)

Net cash used in investing activities	(184,595)	(113,181)

Financing Activities:
Net increase (decrease) in short-term debt	81,594	(53,017)
Net increase in long-term debt	114,607	70,824
Purchases of treasury stock — net	(346)	(229)
Payments of cash dividends	(15,824)	(6,325)

Net cash provided by financing activities	180,031	11,253

Effect of Exchange Rate Changes on Cash and Cash Equivalents	8,755	5,306

Net Increase (Decrease) in Cash and Cash Equivalents	38,225	(11,498)
Cash and Cash Equivalents at Beginning of Period	791,810	638,299

Cash and Cash Equivalents at End of Period	¥830,035	¥626,801

Basis of Financial Statements and Summary of
Significant Accounting Policies
(Unaudited)
I. Basis of Financial Statements
The accompanying consolidated financial statements of Mitsui & Co., Ltd.(the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
II. Summary of Significant Accounting Policies
(1) Inventories
Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.
(2) Debt and marketable equity securities
The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings. Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.
Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in Shareholders’ Equity after income tax effects.
(3) Depreciation
Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.
(4) Pension and severance indemnities plans
The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”
(5) Derivative instruments and hedging activities
All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.
(6) Business combinations and intangible assets
Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7) Discontinued operations
The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income from Discontinued Operations—Net (After Income Tax Effect)” in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
(8) Asset retirement obligations
Under provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.
(9) Revenue presentation
The revenues are presented in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19 and are classified by major class as required by the U.S. Securities and Exchange Commission (“SEC”) Regulation S-X, Rule 5-03.
Starting form the year ended March 31, 2005, the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Other sales” and “Cost of other sales,” respectively. This change reflects the growing financing operations of the subsidiaries and has been made to more fairly present their financing transactions in the Statements of Consolidated Income. As a result of this restatement, “Other sales,” “Cost of other sales” and “Gross Profit” increased by ¥4,230 million, ¥751 million and ¥3,479 million, respectively, and “Interest expense, net of interest income” decreased by ¥3,479 million, in the Statements of Consolidated Income for the six-month period ended September 30, 2004. This restatement had no impact on net income or shareholders’ equity.
(10) Consolidation of variable interest entities
The variable interest entities where the Company or one of its subsidiaries is a primary beneficiary are consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised in December 2003) — an Interpretation of ARB No. 51.”
(11) Reclassification
Certain reclassifications have been made to prior period and prior year amounts to conform to the current period presentation.

Net Income per Share
(Unaudited)
The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2005 and 2004:
Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	83,193	1,582,109	52.58

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	296	105,301

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	83,489	1,687,410	49.48

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	62,101	1,582,499	39.24

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	296	105,316

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	62,397	1,687,815	36.97

Segment Information
(Unaudited)
1.Operating Segment Information
Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)

	(Millions of Yen)
		Machinery,			Consumer
	Metal Products	Electronics &			Products	Logistics &
	& Minerals	Information	Chemical	Energy	& Services	Financial Markets	Americas
Total Trading Transactions	1,562,172	1,310,074	1,001,076	779,793	1,355,749	43,608	523,975
Gross Profit	83,055	71,504	46,052	33,299	73,278	20,131	24,081
Operating Income (Loss)	57,710	16,162	14,790	15,519	9,567	6,107	5,286
Equity in Earnings of Associated Companies	11,063	6,100	2,129	14,121	2,918	1,803	1,011
Net Income	35,301	17,256	2,332	14,200	4,731	5,229	3,977

Total Assets at September 30, 2005	1,346,359	1,390,465	787,339	1,143,621	1,230,140	518,894	463,062

			Other			Adjustments	Consolidated
	Europe	Asia	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions	194,074	242,423	34,833	7,047,777	4,442	5,119	7,057,338
Gross Profit	10,520	12,365	2,274	376,559	3,842	(1,779)	378,622
Operating Income (Loss)	2,602	5,170	368	133,281	(1,685)	(16,553)	115,043
Equity in Earnings of Associated Companies	134	56	281	39,616	94	(355)	39,355
Net Income	2,970	4,550	6,668	97,214	5,055	(19,076)	83,193

Total Assets at September 30, 2005	395,038	177,014	76,274	7,528,206	2,504,670	(1,825,839)	8,207,037

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004) (As restated)

	(Millions of Yen)
		Machinery,			Consumer	Logistics &
	Metal Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas
Total Trading Transactions:
External customers	1,268,372	1,324,547	904,448	660,348	1,332,067	42,774	594,936
Intersegment	117,362	73,514	205,854	52,826	55,373	2,100	241,668

Total	1,385,734	1,398,061	1,110,302	713,174	1,387,440	44,874	836,604

Gross Profit	57,088	66,012	39,214	41,831	77,726	22,189	23,325
Operating Income (Loss)	31,280	15,343	8,392	23,370	17,711	9,460	6,605
Equity in Earnings of Associated Companies	9,126	3,186	1,539	8,536	1,038	1,608	731
Net Income	22,014	16,847	6,375	23,739	9,736	6,630	6,997

Total Assets at September 30, 2004	1,135,092	1,206,202	680,823	727,389	1,079,327	372,071	433,561

			Other			Adjustments	Consolidated
	Europe	Asia	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions:
External customers	196,637	315,285	74,739	6,714,153	11,891	1,103	6,727,147
Intersegment	205,521	234,776	243,237	1,432,231	5,326	(1,437,557)	—

Total	402,158	550,061	317,976	8,146,384	17,217	(1,436,454)	6,727,147

Gross Profit	10,389	10,711	1,885	350,370	5,776	(159)	355,987
Operating Income (Loss)	1,628	4,002	92	117,883	(425)	(15,959)	101,499
Equity in Earnings of Associated Companies	116	25	134	26,039	268	(74)	26,233
Net Income	2,545	4,460	2,532	101,875	167	(39,941)	62,101

Total Assets at September 30, 2004	306,216	186,872	68,391	6,195,944	2,200,156	(1,371,380)	7,024,720

Notes:	1.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2005 and 2004 consist primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	2.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, eliminations of intersegment transactions, and income from discontinued operations.

	3.	Transfers between operating segments are made at cost plus a markup.

	4.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

	5.	In accordance with the Asian Regional Management Directorship becoming fully operative effective April 1, 2005, Asia, formally included in Other Overseas Areas, is disclosed as a separate reportable operating segment. In relation to this change, the operating segment information for the six-month period ended September 30, 2004 has been restated to conform to the current period presentation.

	6.	Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense, net of interest income.”

In relation to this change, the figures of “Total Trading Transactions”, “Gross Profit” and “Operating Income (Loss)” for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.

	7.	Starting from the year ended March 31, 2005, “Equity in Earnings of Associated Companies” is disclosed, since this item of each reportable segment is newly included in the measure of segment performance reviewed by the chief operating decision maker. Since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, it is excluded from segments’ total trading transactions and only those to external customers are presented.

2. Geographic Area Segment Information
Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)

(Millions of Yen)
		North						Consolidated
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Total
Total Trading Transactions:
Outside	5,660,079	623,197	283,487	295,178	72,135	123,262	—	7,057,338
Interarea	444,737	198,326	125,706	254,781	182,106	331,142	(1,536,798)	—

Total	6,104,816	821,523	409,193	549,959	254,241	454,404	(1,536,798)	7,057,338

Operating Income	33,701	9,055	6,028	19,159	35,109	13,078	(1,087)	115,043
Identifiable Assets at September 30, 2005	6,084,588	1,110,137	562,119	614,358	423,222	296,256	(2,028,348)	7,062,332
Investments in and advances to associated companies								1,144,705

Total Assets at September 30, 2005								8,207,037
Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

(Millions of Yen)
		North						Consolidated
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Total
Total Trading Transactions:
Outside	5,220,010	673,591	330,686	327,322	47,585	127,953	—	6,727,147
Interarea	487,495	205,004	174,236	227,121	146,319	172,556	(1,412,731)	—

Total	5,707,505	878,595	504,922	554,443	193,904	300,509	(1,412,731)	6,727,147

Operating Income	38,757	14,242	9,172	14,627	16,569	8,581	(449)	101,499
Identifiable Assets at September 30, 2004	5,552,806	882,241	685,569	499,927	337,240	269,872	(2,033,236)	6,194,419
Investments in and advances to associated companies								830,301

Total Assets at September 30, 2004								7,024,720

Notes:
1.	In addition to the disclosure based on SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	Other Areas consist principally of Latin America and the Middle East.

3.	Transfers between geographic areas are made at cost plus a markup.

4.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

5.	Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense, net of interest income.”

In relation to this change, the figures of “Total Trading Transactions” and “Operating Income” for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.

Debt and Marketable Equity Securities
At September 30, 2005 and March 31, 2005, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:
September 30, 2005: (Unaudited)
(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net
Available-for-sale:
Marketable equity securities	262,831	480,538	217,707
Foreign debentures, commercial paper and other debt securities	231,258	231,400	142

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	12,549	12,549	0

March 31, 2005:

(Millions of Yen)
			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net
Available-for-sale:
Marketable equity securities	191,007	333,097	142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	22

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0